21 September 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

CF/AD11

100 F St. NE

Washington, D.C. 20549-3561

Attention: Larry Spirgel

Assistant Director

Re:     Vodafone Group Public Limited Company

Form 20-F for the fiscal year ended March 31, 2007

Filed June 14, 2007

File No. 001-10086

Dear Mr. Spirgel

We have received your comment letter of 7 September 2007 regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone” or the “Group”).  Please note that we have reproduced the Staff’s comments, which appear in bold italics, and we have responded below each comment.

Form 20-F for the year ending March 31, 2007

Note 38 – US GAAP Information, page 138

c. Investments accounted for under the equity method, page 139

1. Refer to the adjustment to the share of results in investments accounted for under the equity method and provide the following information:

•                  Tell us what represents the line item “goodwill and other intangible assets associated with investments accounted for under the equity method.”

Response

The line item “Investments accounted under the equity method” in note 38 comprises all the adjustments impacting net loss arising in all entities which, under US GAAP, are accounted for using the equity method. The nature of the reconciling items included within this line item is consistent with the explanations in note 38.d. to note 38.i. of similar differences related to subsidiaries.

The £6,497 million included in the line item referred to in the Staff’s comment represents additional amortisation under US GAAP of finite lived intangible assets arising in acquisitions of associated

Vodafone Group Plc

Vodafone House

The Connection, Newbury, Berkshire, RG14 2FN, England

Telephone:  +44 (0) 1635 685 459     Facsimile:   +44 (0) 1635 35237

E-mail:  andy.halford@vodafone.com   Web:   www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN   Registered in England No. 1833679

undertakings and joint ventures prior to the Group’s adoption of SEC guidance codified in EITF Topic D-108 on 29 September 2004.  In acquisitions of investments accounted for under the equity method since 29 September 2004, no new reconciling items in goodwill and intangible assets have arisen.

The additional amortisation arises from two main differences between US GAAP and UK GAAP in the determination of historical cost of finite lived intangibles assets.  These differences, described further below, result in significant value having been assigned to finite lived intangible assets under US GAAP whereas under UK GAAP, and subsequently IFRS under the transition rules, this value had been assigned to goodwill.

Following the transition to IFRS, goodwill arising before 1 April 2004, the date of transition to IFRS, has been retained under IFRS at the previous UK GAAP amounts because the Group elected not to apply IFRS 3 retrospectively to business combinations arising prior to the adoption of IFRS, as allowed by IFRS 3.B1 and as disclosed in the Group’s financial statements.

Differences related allocation to licences and customers bases rather than goodwill

The Group has assigned amounts to licences and customer bases under US GAAP as they meet the criteria for recognition separately from goodwill. These were not recognised separately from goodwill under UK GAAP because they did not meet the relevant asset recognition criteria.  In determining the value of licences purchased in business combinations prior to 29 September 2004, the Group allocated the portion of the purchase price in excess of the fair value attributed to the share of other identifiable net assets acquired to licences.

Differences related to the determination of purchase price

Under UK GAAP and US GAAP, the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration.  In the case of share consideration, under UK GAAP the fair value of such consideration is based on the share price on the date of exchange.  Under US GAAP, the fair value of the share consideration is based on the average share price over a reasonable period of time before and after the proposed acquisition is agreed to and announced.  This has resulted in a difference in the fair value of the consideration for certain acquisitions arising prior to the 1 April 2004.

•                  It is unclear why you added back the 4,900 impairment losses to the share of results line item since it was not included in this line item under IFRS.

Response

The line item “Investments accounted for under the equity method” includes all adjustments to net income/loss that result from entities which, under US GAAP, are accounted for using the equity method, including joint ventures.  The Group discloses in note 36.a. that there is a difference in the basis of consolidation between IFRS and US GAAP for joint ventures and refers readers to note 13, which details the impact of proportionate consolidation.

Under IFRS, the £4,900 million was included in impairment losses because it relates to Vodafone Omnitel N.V., or Vodafone Italy, which is a joint venture and proportionately consolidated.  Under US GAAP, Vodafone Italy is accounted for using the equity method.  Accordingly, the Group determined that the line item “Investments accounted for under the equity method” was the most appropriate classification for this item.

21 September 2007

2. We were unable to reconcile the line item “share of results in associated undertakings” under IFRS, as reported in the income statement on page 173, to the “share of results in investments accounted for under the equity method, as reported in the US GAAP condensed consolidated statement of operations on page 139, by adding the 680 reconciling item. Please advise or reconcile it.

Response

As described in Note 38.a. Basis of consolidation, the basis of consolidation status of jointly controlled entities differs under IFRS from that under US GAAP.  Under IFRS, jointly controlled entities are proportionately consolidated whilst under US GAAP these entities are accounted for under the equity method.

In the reconciliation we understand you are trying to perform, it is therefore necessary to include the impact of proportionate consolidation of joint ventures on the IFRS income statement, which can be found in note 13.

A reconciliation from the line item “share of results in associated undertakings” under IFRS, as reported in the income statement, to the “share of results in investments accounted for under the equity method”, as reported in the US GAAP condensed consolidated statement of operations is shown in the following table.

	Year ending 31 March
	2007	2006	2005
Share of result in associated undertakings under IFRS, as reported in the income statement	2,728	2,428	1,980
Impact of proportionate consolidation on IFRS income statement, as reported in note 13	(3,434)	(2,245)	1,280
US GAAP differences resulting in an effect on net income/(loss) as reported in note 38	680	(1,230)	(5,440)
Rounding differences	—	3	1
Equity in losses of investments accounted for under the equity method under US GAAP, as reported in the condensed consolidated statement of operations in Note 38	(26)	(1,047)	(2,180)

21 September 2007

3. Provide us a breakdown by investee of the line item “share of results in investments accounted for under the equity method,” as reported in the US GAAP condensed consolidated statement of operations on page 139 at March 31, 2007.

Response

The following table provides further details on the share of results in investments accounted for under the equity method, as reported in the US GAAP condensed consolidated statement of operations. We have provided a breakdown for the more significant entities.  Accordingly, entities for which the Group’s share of net income or net loss is less than £60 million have been aggregated and presented as “other entities”.  A further breakdown of other entities can be provided if required.

	Country of	Year ended 31 March
	principal	2007
	operations	£m
Cellco Partnership (d.b.a. Verizon Wireless)	U.S.A.	2,125
Vodafone Omnitel N.V.	Italy	(2,733)
Société Française du Radiotéléphone S.A.	France	416
Vodacom Group (Pty) Limited	S. Africa	135
Other entities	various	31
		(26)

Cellco Partnership was significant, as defined in Rule 1-02(x) of Regulation S-X, under the income test set forth in Rule 3-09 of Regulation S-X, above the 20% level for the first time in the year ended 31 March 2007. Accordingly, the Group included the audited financial statements of Cellco Partnership it its 20-F filed on 14 June 2007.

***

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely

/s/ ppa Paul Stephenson

Andy Halford

Chief Financial Officer

cc:	Ivete Leon, US Securities and Exchange Commission
Joe Cascarano, US Securities and Exchange Commission
Vince Niblett, Deloitte & Touche LLP
Hadleigh Shekle, Deloitte & Touche LLP
Kathryn A. Campbell, Sullivan & Cromwell LLP
Paul Stephenson, Vodafone Group Plc

21 September 2007
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